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ZI corporation
Intelligent Interface Solutions

As a Zi shareholder you may request annually to be added to our mailing list in order to receive our quarterly reports. If you wish to remain on our mailing list, please fill out the information below and return to our office.

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Zi also distributes press releases and updates. Please indicate if you would like your name added to the update list.

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Please visit our Web site: www.zicorp.com or e-mail us at Investor@zicorp.com
Note: If you do not return this card, you will not receive the reports/releases for the current year.

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Zi Corporation Suite 2100, 840 - 7th Avenue SW Calgary, Alberta, Canada T2P 3G2